TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss)
(Unaudited - Expressed in thousands of US Dollars, except per share amounts)

		Three Months Ended		Nine Months Ended
		September 30		September 30
	Notes	2019	2018	2019	2018
REVENUE
Petroleum and natural gas sales, net of royalties	18	31,200	42,453	111,623	135,622
Finance revenue		85	180	401	399
		31,285	42,633	112,024	136,021

EXPENSES
Production and operating	18	11,564	12,242	35,507	40,182
Selling costs		76	527	649	1,653
General and administrative		4,102	5,104	12,743	16,683
Foreign exchange (gain) loss		(67)	216	(122)	195
Finance costs	5	1,030	1,222	3,311	3,923
Depletion, depreciation and amortization	9	8,173	8,751	26,184	26,077
Asset retirement obligation accretion	10	51	72	156	205
(Gain) loss on financial instruments	4	(2,504)	5,725	1,426	28,486
Impairment (recovery) loss	8	(409)	14,138	7,982	14,138
Gain on disposition of assets		(114)	(5)	(114)	(207)
		21,902	47,992	87,722	131,335

Net earnings (loss) before income taxes		9,383	(5,359)	24,302	4,686

Income tax expense – current		6,416	6,924	20,095	19,728
NET EARNINGS (LOSS) FOR THE PERIOD		2,967	(12,283)	4,207	(15,042)

OTHER COMPREHENSIVE INCOME (LOSS)
Currency translation adjustments		(410)	1,000	1,250	(679)
COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD		2,557	(11,283)	5,457	(15,721)

Net earnings (loss) per share	16
Basic		0.04	(0.17)	0.06	(0.21)
Diluted		0.04	(0.17)	0.06	(0.21)
See accompanying notes to the Condensed Consolidated Interim Financial Statements

Q3-2019	1

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Balance Sheets
(Unaudited - Expressed in thousands of US Dollars)

		As at	As at
	Notes	September 30, 2019	December 31, 2018
ASSETS
Current
Cash and cash equivalents	6	24,444	51,705
Accounts receivable	4	24,844	12,014
Derivative commodity contracts	4	740	1,198
Prepaids and other		4,033	5,385
Product inventory	7	17,342	8,692
		71,403	78,994
Non-Current
Derivative commodity contracts	4	243	171
Intangible exploration and evaluation assets	8	29,128	36,266
Property and equipment
Petroleum and natural gas assets	9	197,941	195,263
Other assets	9	4,225	3,079
Deferred taxes		9,714	4,523
		312,654	318,296

LIABILITIES
Current
Accounts payable and accrued liabilities	13	22,963	28,007
Current portion of lease obligations	11	1,290	—
		24,253	28,007
Non-Current
Long-term debt	12	41,726	52,355
Asset retirement obligation	10	13,938	12,113
Other long-term liabilities	13	447	1,007
Lease obligations	11	865	—
Deferred taxes		9,714	4,523
		90,943	98,005

SHAREHOLDERS’ EQUITY
Share capital	14	152,805	152,084
Accumulated other comprehensive income (loss)		311	(939)
Contributed surplus		24,515	24,195
Retained earnings		44,080	44,951
		221,711	220,291
		312,654	318,296
Commitments and Contingencies (Note 13)
See accompanying notes to the Condensed Consolidated Interim Financial Statements
Approved on behalf of the Board:
Signed by:

“Randy C. Neely”	“Steven Sinclair”

Randy C. Neely	Steven Sinclair
President & CEO	Audit Committee Chair
Director	Director

2	Q3-2019

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(Unaudited - Expressed in thousands of US Dollars)

		Three Months Ended		Nine Months Ended
		September 30		September 30
	Notes	2019	2018	2019	2018
Share Capital
Balance, beginning of period	14	152,805	152,084	152,084	152,084
Stock options exercised	14	—	—	547	—
Transfer from contributed surplus on exercise of options	14	—	—	174	—
Balance, end of period		152,805	152,084	152,805	152,084

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of period		721	1,114	(939)	2,793
Currency translation adjustment		(410)	1,000	1,250	(679)
Balance, end of period		311	2,114	311	2,114

Contributed Surplus
Balance, beginning of period		24,358	23,828	24,195	23,329
Share-based compensation expense	15	157	164	494	663
Transfer to share capital on exercise of options	14	—	—	(174)	—
Balance, end of period		24,515	23,992	24,515	23,992

Retained Earnings
Balance, beginning of period		43,652	29,042	44,951	31,801
Net earnings (loss)		2,967	(12,283)	4,207	(15,042)
Dividends	17	(2,539)	(2,527)	(5,078)	(2,527)
Balance, end of period		44,080	14,232	44,080	14,232
See accompanying notes to the Condensed Consolidated Interim Financial Statements

Q3-2019	3

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of US Dollars)

		Three Months Ended		Nine Months Ended
		September 30		September 30
	Notes	2019	2018	2019	2018
OPERATING
Net earnings (loss)		2,967	(12,283)	4,207	(15,042)
Adjustments for:
Depletion, depreciation and amortization	9	8,173	8,751	26,184	26,077
Asset retirement obligation accretion	10	51	72	156	205
Deferred lease inducement		—	(23)	—	(68)
Impairment (recovery) loss	8	(409)	14,138	7,982	14,138
Share-based compensation	15	406	1,624	1,749	5,309
Finance costs	5	1,030	1,222	3,311	3,923
Unrealized (gain) loss on financial instruments	4	(2,616)	3,295	385	20,157
Unrealized (gain) loss on foreign currency translation		(49)	227	(119)	205
Gain on asset dispositions		(114)	(5)	(114)	(207)
Asset retirement obligations settled	10	(10)	—	(41)	(257)
Changes in non-cash working capital	19	2,613	30,621	(22,604)	4,930
Net cash generated by operating activities		12,042	47,639	21,096	59,370

INVESTING
Additions to intangible exploration and evaluation assets	8	(56)	(5,455)	(844)	(7,036)
Additions to petroleum and natural gas assets	9	(9,197)	(7,185)	(24,621)	(15,859)
Additions to other assets	9	(39)	(143)	(471)	(378)
Proceeds from asset dispositions		114	5	114	207
Changes in non-cash working capital	19	(2,177)	3,229	(2,478)	2,594
Net cash used in investing activities		(11,355)	(9,549)	(28,300)	(20,472)

FINANCING
Issue of common shares for cash	14	—	—	547	—
Interest paid	5	(893)	(1,233)	(2,874)	(3,714)
Increase in long-term debt	12	114	146	370	395
Payments on lease obligations	11	(540)	—	(1,430)	—
Repayments of long-term debt	12	(6,523)	(10,000)	(11,523)	(17,797)
Dividends paid	17	(2,539)	(2,527)	(5,078)	(2,527)
Changes in non-cash working capital	19	—	(3)	(200)	(3)
Net cash used in financing activities		(10,381)	(13,617)	(20,188)	(23,646)
Currency translation differences relating to cash and cash equivalents		13	102	131	(38)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(9,681)	24,575	(27,261)	15,214
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		34,125	38,088	51,705	47,449
CASH AND CASH EQUIVALENTS, END OF PERIOD		24,444	62,663	24,444	62,663
See accompanying notes to the Condensed Consolidated Interim Financial Statements

4	Q3-2019

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at September 30, 2019 and December 31, 2018 and for the three and nine month periods ended September 30, 2019 and 2018

(Unaudited - Expressed in US Dollars)

1. CORPORATE INFORMATION

TransGlobe Energy Corporation ("TransGlobe" or the "Company") and its subsidiaries are engaged in oil and natural gas exploration, development and production, and the acquisition of oil and natural gas properties. The Company's shares are traded on the Toronto Stock Exchange (“TSX”), the London Stock Exchange's Alternative Investment Market ("AIM") and the Global Select Market of the NASDAQ Stock Market (“NASDAQ”). TransGlobe is incorporated in Alberta, Canada and the address of its registered office is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4.

2. BASIS OF PREPARATION

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements were the same as those used in the preparation of the most recent audited Consolidated Financial Statements for the year ended December 31, 2018, except for the adoption of a new accounting standard discussed in Note 3.

These Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on October 29, 2019.

These Condensed Consolidated Interim Financial Statements do not contain all the disclosures required for full annual financial statements and should be read in conjunction with the December 31, 2018 audited Consolidated Financial Statements.

3. CHANGES IN ACCOUNTING POLICIES

New accounting standards

IFRS 16 "Leases"

In January 2016, the IASB issued IFRS 16 which replaced IAS 17 Leases and IFRIC 4 Determining Whether an Arrangement Contains a Lease. IFRS 16 requires the recognition of a right-of-use (“ROU”) asset and lease liability on the balance sheet for most leases where the entity is acting as a lessee, as opposed to the dual classification model (operating and capital leases) under IAS 17. Lessors still apply the dual classification model to their recognized leases.

TransGlobe adopted IFRS 16 as of January 1, 2019 using the modified retrospective approach. The modified retrospective approach does not require restatement of prior period financial information as the cumulative effect is recognized as an adjustment to opening retained earnings and the Company applies the standard prospectively. There was no effect on the Company's retained earnings or prior period amounts as a result of adopting this standard. The cumulative effect of initially applying the standard was recognized as a $3.4 million increase to ROU assets (included in Property and equipment - "Petroleum and natural gas assets" and "Other assets") with a corresponding increase recorded in "Lease obligations". The ROU assets recognized were measured at amounts equal to the lease obligations. The weighted average incremental borrowing rate used to determine the lease obligation at adoption was approximately 9.9%. The assets and lease obligations recognized largely relate to the Company's head office lease in Calgary and drilling rigs in Egypt.

TransGlobe applied the following expedients in adopting IFRS 16:

•	Certain short-term leases and leases of low value assets identified at January 1, 2019 were not recognized on the balance sheet.

•	At January 1, 2019, TransGlobe recognized the lease payments due within one year as current lease obligations, and those payments outside of one year as non-current lease obligations.

•	At initial measurement, a single discount rate was applied to leases with similar characteristics.

As a result of this adoption, TransGlobe has revised the description of its accounting policy for leases as follows:

Leases

A contract is, or contains, a lease if the contract provides the right to control the use of an identified asset for a period of time in exchange for consideration. A lease obligation is recognized at the commencement of the lease term measured as the present value of the lease payments not already paid at that date. Interest expense is recognized on the lease obligations using the effective interest rate method and net payments are applied against the lease obligation. At the commencement date, a corresponding right-of-use asset is recognized at the amount of the lease obligation, adjusted for lease incentives received and initial direct costs. Depreciation is recognized on the right-of-use asset over the lease term.

CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES

Timely preparation of financial statements in conformity with IFRS as issued by the International Accounting Standards Board requires that management make estimates and assumptions and use judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Key areas where management has made judgments, estimates, and assumptions related to the application of IFRS 16 include:

Q3-2019	5

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

•
Incremental borrowing rate: Incremental borrowing rates are based on judgments including economic environment, term, currency, and the underlying risk inherent to the asset. The carrying amount of the right-of-use assets, lease obligations, and the resulting interest and depletion and depreciation expense, may differ due to changes in the market conditions and lease term.

•	Lease term: Lease terms are based on assumptions regarding extension terms that allow for operational flexibility and future market conditions.

4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair values of financial instruments

The Company has classified its cash and cash equivalents as assets at fair value through profit or loss and its derivative commodity contracts as financial liabilities at fair value through profit or loss. Both are measured at fair value with subsequent changes recognized through earnings (loss). Accounts receivable are classified as assets at amortized cost; accounts payable and accrued liabilities, and long-term debt are classified as liabilities at amortized cost, all of which are measured initially at fair value, and subsequently at amortized cost. Transaction costs attributable to financial instruments carried at amortized cost are included in the initial measurement of the financial instrument and are subsequently amortized using the effective interest rate method.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	As at September 30, 2019		As at December 31, 2018
($000s)	Carrying	Fair	Carrying	Fair
Classification	Value	Value	Value	Value
Financial assets at fair value through profit or loss	25,427	25,427	53,074	53,074
Financial assets at amortized cost	24,844	24,844	12,014	12,014
Financial liabilities at amortized cost	64,689	65,282	80,362	81,228

Assets and liabilities as at September 30, 2019 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.

The Company’s cash and cash equivalents and derivative commodity contracts are assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents are classified as Level 1. Derivative commodity contracts are classified as Level 2. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level. There were no transfers between levels in the fair value hierarchy in the period.

Derivative commodity contracts

The nature of TransGlobe’s operations exposes it to fluctuations in commodity prices, interest rates and foreign currency exchange rates. TransGlobe monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by TransGlobe are related to an underlying financial position or to future crude oil and natural gas production. TransGlobe does not use derivative financial instruments for speculative purposes. TransGlobe has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings (loss) at each reporting period. TransGlobe has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts. The derivative financial instruments are initiated within the guidelines of the Company's corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

In conjunction with the prepayment agreement (see Note 12), TransGlobe has also entered into a marketing contract with Mercuria Energy Trading S.A. ("Mercuria") to market nine million barrels of TransGlobe's entitlement crude oil production. The pricing of the crude oil sales will be based on market prices at the time of sale.

The following table summarizes TransGlobe’s outstanding derivative commodity contract positions as at September 30, 2019, the fair values of which have been presented on the Condensed Consolidated Interim Balance Sheet:

Financial Brent Crude Oil Contracts
Period Hedged	Contract	Remaining Volume bbl	Monthly Volume bbl	Bought Put USD$/bbl	Sold Call USD$/bbl	Sold Put USD$/bbl
Jul 2020 - Dec 2020	3-Way Collar	300,000	50,000	54.00	70.00	45.00
Jan 2020 - Jun 2020	3-Way Collar	300,000	50,000	54.00	70.00	46.50
Jan 2020 - Jun 2020	3-Way Collar	150,000	25,000	55.00	72.70	45.00
Oct 2019 - Dec 2019	3-Way Collar	49,500	16,500	53.00	62.10	46.00
Oct 2019 - Dec 2019	3-Way Collar	50,000	16,667	54.00	61.35	46.00
Oct 2019 - Dec 2019	Bear Put Spread	49,500	16,500	53.00	—	46.00
Oct 2019 - Dec 2019	Bear Put Spread	50,000	16,667	54.00	—	46.00
October 2019	Collar	195,000	195,000	55.00	63.15	—

6	Q3-2019

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

The gains and losses on financial instruments for the three and nine months ended September 30, 2019 and 2018 are comprised as follows:

	Three Months Ended		Nine Months Ended
	September 30		September 30
($000s)	2019	2018	2019	2018
Realized derivative loss on commodity contracts settled during the period	112	2,430	1,041	8,329
Unrealized derivative (gain) loss on commodity contracts outstanding at period end	(2,616)	3,295	385	20,157
(Gain) loss on financial instruments	(2,504)	5,725	1,426	28,486

Credit risk

Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to cash equivalents and accounts receivable, the majority of which are in respect of oil and natural gas operations. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. The Company has not experienced any material credit losses in its cash investments or in the collection of accounts receivable to date.

TransGlobe's accounts receivable related to the Canadian operations are with customers and joint interest partners in the petroleum and natural gas industry, and are subject to normal industry credit risks. Receivables from petroleum and natural gas marketers are normally collected in due course. The Company currently sells its production to several purchasers under standard industry sale and payment terms. Purchasers of TransGlobe's natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. The Company has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions.

Trade and other receivables are analyzed in the table below.

($000s)	As at September 30, 2019	As at December 31, 2018
Neither impaired nor past due	22,864	5,540

Not impaired and past due in the following period:
Within 30 days	26	829
31-60 days	9	212
61-90 days	912	102
Over 90 days	1,033	5,331
Accounts receivable	24,844	12,014

The Company did not complete any direct crude sale shipments in Egypt to third-party buyers during the three months ended September 30, 2019. Depending on the Company's assessment of the credit of crude purchasers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings. The Company sold 489.1 mbbls of entitlement crude oil to EGPC in June for net proceeds of $29.1 million. As at September 30, 2019 the Company had collected $28.2 million. During the third quarter of 2019, the Company sold 380.4 mbbls of inventoried entitlement crude oil to EGPC for $20.8 million. As at September 30, 2019, $21.7 million (December 31, 2018 - $7.2 million) of the total accounts receivable balance of $24.8 million (December 31, 2018 - $12.0 million) is due from EGPC, of which $20.8 million is current. All accounts receivable are in good standing and collection is not considered to be at risk.

5. FINANCE COSTS

Finance costs recognized in net earnings (loss) were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
($000s)	2019	2018	2019	2018
Interest on long-term debt	772	1,018	2,511	3,320
Interest on borrowing base facility	102	118	331	331
Amortization of deferred financing costs	93	86	273	272
Interest on lease obligations	63	—	196	—
Finance costs	1,030	1,222	3,311	3,923
Interest paid	(893)	(1,233)	(2,874)	(3,714)

6. CASH AND CASH EQUIVALENTS

The following table reconciles TransGlobe's cash and cash equivalents:

($000s)	As at September 30, 2019	As at December 31, 2018
Cash	19,444	33,893
Cash equivalents	5,000	17,812
Cash and cash equivalents	24,444	51,705

As at September 30, 2019, the Company's cash equivalents balance consisted of short-term deposits with an original term to maturity at purchase of one month or less. All of the Company's cash and cash equivalents are on deposit with high credit-quality financial institutions.

Q3-2019	7

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

7. PRODUCT INVENTORY

Product inventory consists of the Company's entitlement crude oil barrels, which are valued at the lower of cost and net realizable value. Costs include operating expenses and depletion associated with crude oil entitlement barrels and are determined on a concession by concession basis. These amounts are initially capitalized and expensed when sold.

As at September 30, 2019, the Company held 902.6 mbbls of entitlement crude oil in inventory valued at approximately $19.21 per barrel (December 31, 2018 - 568.1 mbbls valued at approximately $15.30 per barrel).

8. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

The following table reconciles the changes in TransGlobe's exploration and evaluation assets:

($000s)
Balance as at December 31, 2018	36,266
Additions	844
Impairment loss	(7,982)
Balance as at September 30, 2019	29,128

The Company was unsuccessful in its attempts to secure military approval to access a potential drilling location in South Alamein. Based on the 2017 well results in the Boraq area, the limited commerciality of the original Boraq 2 discovery (2009) and continued access restrictions in the eastern area of the concession, the Company relinquished the concession in Q2-2019. The Company had fully impaired the remaining carrying value of South Alamein in Q1-2019.

During the third quarter of 2019 the Company received a final settlement report from EGPC regarding the relinquished North West Sitra concession. The resolution of the residual financial commitment audit matters has resulted in a refinement of the original costs incurred on this concession and has reduced the impairment loss by $0.4 million.

The ending balance of intangible exploration and evaluation assets as at September 30, 2019 includes $28.6 million in South Ghazalat (December 31, 2018 - $23.2 million), $0.5 million in Canada (December 31, 2018 - $0.5 million), and $nil in South Alamein (December 31, 2018 - $12.5 million).

9. PROPERTY AND EQUIPMENT

The following table reconciles the changes in TransGlobe's property and equipment assets:

($000s)
Cost	Petroleum and Natural Gas Assets	Other Assets	Total
Balance as at December 31, 2018	679,905	16,111	696,016
Increase in right-of-use assets (Note 3)	1,307	2,082	3,389
Additions	24,621	471	25,092
Changes in estimate for asset retirement obligations	1,339	—	1,339
Balance as at September 30, 2019	707,172	18,664	725,836

Accumulated depletion, depreciation, amortization and impairment losses
Balance as at December 31, 2018	483,272	13,032	496,304
Depletion, depreciation and amortization for the period[1]	26,753	1,407	28,160
Balance as at September 30, 2019	510,025	14,439	524,464

Foreign exchange
Balance as at December 31, 2018	(1,370)	—	(1,370)
Currency translation adjustments	2,164	—	2,164
Balance as at September 30, 2019	794	—	794

Net book value
As at December 31, 2018	195,263	3,079	198,342
As at September 30, 2019	197,941	4,225	202,166
[1] Depletion, depreciation and amortization for the period includes amounts capitalized to product inventory for barrels produced but not sold in the period.

The following table discloses the carrying amount and depreciation charge for right-of-use assets by class of underlying asset as at and for the nine months ended September 30, 2019:

($000s)	Petroleum and Natural Gas Assets	Other Assets	Total
Depreciation for the nine months ended September 30, 2019	676	704	1,380
Net book value as at September 30, 2019	600	1,404	2,004

8	Q3-2019

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

10. ASSET RETIREMENT OBLIGATION

The following table reconciles the change in TransGlobe's asset retirement obligation:

($000s)
Balance as at December 31, 2018	12,113
Changes in estimates for asset retirement obligations and additional obligations recognized	1,339
Obligations settled	(41)
Asset retirement obligation accretion	156
Effect of movements in foreign exchange rates	371
Balance as at September 30, 2019	13,938

TransGlobe has estimated the net present value of its asset retirement obligation to be $13.9 million as at September 30, 2019 (December 31, 2018 - $12.1 million). These payments are expected to be made between 2020 and 2066. TransGlobe calculated the present value of the obligations using discount rates between 1.36% and 1.57% (December 31, 2018 - 1.86% and 2.18%) to reflect the market assessment of the time value of money as well as risks specific to the liabilities that have not been included in the cash flow estimates. The inflation rate used in determining the cash flow estimate was 2% per annum (December 31, 2018 - 2%).

11. LEASE OBLIGATIONS

The following table reconciles TransGlobe's lease obligations:

($000s)	As at September 30, 2019
Less than 1 year	1,558
1 - 3 years	927
Total lease payments	2,485
Amounts representing interest	330
Present value of net lease payments	2,155
Current portion of lease obligations	1,290
Non-current portion of lease obligations	865

During the first nine months of 2019, the Company spent $0.2 million (September 30, 2018 - $nil) on interest expense and paid a total cash outflow of $1.4 million (September 30, 2018 - $nil) relating to lease obligations.

12. LONG-TERM DEBT

As at September 30, 2019, interest-bearing debt was comprised as follows:

($000s)	As at September 30, 2019	As at December 31, 2018
Prepayment agreement	34,407	44,134
Reserves-based lending facility	7,319	8,221
Balance, end of period	41,726	52,355

As at September 30, 2019 and December 31, 2018, the Company had in place a $75.0 million crude oil prepayment agreement with Mercuria, of which $35.0 million (December 31, 2018 - $45.0 million) was drawn. During the nine months ended September 30, 2019, the Company repaid $10 million on the Mercuria prepayment agreement.

As at December 31, 2018, the Company had in place a revolving Canadian reserves-based lending facility with ATB totaling C$30.0 million ($22.0 million). As at September 30, 2019, the ATB facility was renewed for C$25.0 million ($18.9 million), of which C$9.7 million was drawn (December 31, 2018 - C$11.2 million). During the nine months ended September 30, 2019, the Company repaid C$2.0 million ($1.5 million) on the revolving facility.

The following table reconciles the changes in TransGlobe's long-term debt:

($000s)
Balance as at December 31, 2018	52,355
Draws on revolving credit facility	370
Repayment of long-term debt	(11,523)
Amortization of deferred financing costs	273
Effect of movements in foreign exchange rates	251
Balance as at September 30, 2019	41,726

The Company's interest-bearing loans and borrowings are measured at amortized cost. The prepayment agreement and reserves-based lending facility are subject to certain covenants. The Company was in compliance with its covenants as at September 30, 2019.

Q3-2019	9

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

Based on the Company's current forecast of future production and prices the estimated future debt payments on long-term debt as of September 30, 2019 are as follows:

($000s)	Prepayment Agreement	Reserves Based Lending Facility	Total
2019	—	—	—
2020	—	—	—
2021	34,407	7,319	41,726
Total	34,407	7,319	41,726

13. COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

		Payment Due by Period [1,2]
($000s)	Recognized in Financial Statements	Contractual Cash Flows	Less than 1 year	1-3 years
Accounts payable and accrued liabilities	Yes - Liability	22,963	22,963	—
Other long-term liabilities	Yes - Liability	447	—	447
Total		23,410	22,963	447
[1] Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.
[2] Payments denominated in foreign currencies have been translated at September 30, 2019 exchange rates.

Pursuant to the PSCs of North West Sitra in Egypt, the Company had a minimum financial commitment of $10.0 million and a work commitment for two wells and 300 square kilometers of 3-D seismic during the initial three-and-a-half year exploration period, which commenced on January 8, 2015. The Company requested and received a six month extension of the initial exploration period to January 7, 2019. The Company met its financial and operating commitments and based on well results did not elect to enter the second exploration phase. The concession was relinquished in Q2-2019.

Pursuant to the approved South Ghazalat development lease, the Company is committed to drill one exploration well during the initial four year period of the 20 year development lease. The Company has issued a production guarantee in the amount of $1 million which will be released when the commitment well has been drilled.

In the normal course of its operations, the Company may be subject to litigation and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

The Company is not aware of any material provisions or other contingent liabilities as at September 30, 2019.

14. SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common shares with no par value.

Issued

	Nine Months Ended		Year Ended
	September 30, 2019		December 31, 2018
(000s)	Shares	Amount ($)	Shares	Amount ($)
Balance, beginning of period	72,206	152,084	72,206	152,084
Stock options exercised	337	547	—	—
Contributed surplus re-class on exercise	—	174	—	—
Balance, end of period	72,543	152,805	72,206	152,084

10	Q3-2019

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

15. SHARE-BASED PAYMENTS

Stock options

The following table summarizes information about the stock options outstanding and exercisable at the dates indicated:

	Nine Months Ended		Year ended
	September 30, 2019		December 31, 2018
(000s except per share amounts)	Number of Options	Weighted-average Exercise Price (C$)	Number of Options	Weighted-average Exercise Price (C$)
Options outstanding, beginning of period	4,876	3.60	4,959	5.10
Granted	976	2.83	1,071	2.62
Exercised	(337)	2.18	—	—
Expired	(1,034)	6.55	(1,154)	9.13
Options outstanding, end of period	4,481	2.86	4,876	3.60
Options exercisable, end of period	2,586	3.01	2,766	4.52

Compensation expense of $0.5 million was recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss) and Contributed Surplus during the nine month period ended September 30, 2019 (September 30, 2018 - $0.7 million) for equity-settled share-based payment transactions. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based trinomial option pricing model.

All options granted vest annually in equal installments over a three-year period and expire five years after the grant date. During the nine month period ended September 30, 2019 employees exercised 337,000 stock options (September 30, 2018 - nil). The fair value related to these options was $0.5 million at the time of grant and has been transferred from contributed surplus to share capital. As at September 30, 2019 and December 31, 2018, the entire balance in contributed surplus related to previously recognized share-based compensation expense on equity-settled stock options.

Restricted share unit ("RSU"), performance share unit ("PSU") and deferred share unit ("DSU") plans

The number of RSUs, PSUs and DSUs outstanding as at September 30, 2019 are as follows:

(000s)	RSU	PSU	DSU
Units outstanding, beginning of period	864	1,683	828
Granted	386	529	190
Vested / released	(336)	(636)	(454)
Forfeited	(70)	(13)	—
Expired	(15)	—	—
Reinvested	41	77	25
Units outstanding, end of period	870	1,640	589

During the nine month period ended September 30, 2019, compensation expense of $1.3 million (September 30, 2018 - $4.6 million) was recorded in general and administrative expenses in net earnings (loss) for share units granted under the three plans described above. The expense related to the share units granted under these plans is measured at fair value using the lattice-based trinomial option pricing model and is recognized over the vesting period, with a corresponding liability recognized in the Condensed Consolidated Interim Balance Sheets. Until the liability is ultimately settled, it is re-measured at each reporting date with changes to fair value recognized in net earnings (loss).

16. PER SHARE AMOUNTS

The basic weighted-average number of common shares outstanding for the three and nine months ended September 30, 2019 was 72,542,071 (September 30, 2018 - 72,205,369) and 72,504,081 (September 30, 2018 - 72,205,369), respectively. The diluted weighted-average number of common shares outstanding for the three and nine months ended September 30, 2019 was 72,542,071 (September 30, 2018 - 73,951,085) and 72,509,233 (September 30, 2018 - 73,124,103), respectively. These outstanding share amounts were used to calculate net earnings (loss) per share in the respective periods.

In determining diluted net earnings (loss) per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted-average number of diluted common shares outstanding for the period ended September 30, 2019, the Company excluded 2,653,284 stock options (September 30, 2018 – 1,640,000) as their exercise price was greater than the average common share market price in the period.

17. DIVIDENDS

During the nine months ended September 30, 2019, the Company paid a dividend of $0.035 per share ($2.5 million) on September 13, 2019 to shareholders of record on August 30, 2019, and $0.035 per share ($2.5 million) on April 18, 2019 to shareholders of record on March 29, 2019.

Q3-2019	11

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

18. SEGMENTED INFORMATION

The Company has two reportable operating segments for the three and nine months ended September 30, 2019 and 2018: the Arab Republic of Egypt and Canada. The Company, through its operating segments, is engaged primarily in oil exploration, development and production and the acquisition of oil and gas properties. In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales. The accounting policies of the operating segments are the same as the Company’s accounting policies.

	Three Months Ended September 30
	2019	2018	2019	2018	2019	2018	2019	2018
($000s)	Egypt		Canada		Corporate		Total
Revenue
Oil sales	59,900	68,861	3,060	3,131	—	—	62,960	71,992
Natural gas sales	—	—	365	528	—	—	365	528
Natural gas liquids sales	—	—	1,063	1,825	—	—	1,063	1,825
Less: royalties	(32,726)	(31,278)	(462)	(614)	—	—	(33,188)	(31,892)
Petroleum and natural gas sales, net of royalties	27,174	37,583	4,026	4,870	—	—	31,200	42,453
Finance revenue	—	27	—	—	85	153	85	180
Total segmented revenue	27,174	37,610	4,026	4,870	85	153	31,285	42,633

Segmented expenses
Production and operating	9,821	10,677	1,743	1,565	—	—	11,564	12,242
Selling costs	76	527	—	—	—	—	76	527
General and administrative	1,411	1,133	168	345	2,523	3,626	4,102	5,104
Foreign exchange (gain) loss	—	26	—	268	(67)	(78)	(67)	216
Finance costs	913	(2,474)	109	104	8	3,592	1,030	1,222
Depletion, depreciation and amortization	6,140	6,679	1,828	1,995	205	77	8,173	8,751
Asset retirement obligation accretion	—	—	51	72	—	—	51	72
(Gain) loss on financial instruments	(2,504)	5,725	—	—	—	—	(2,504)	5,725
Impairment (recovery) loss	(409)	14,138	—	—	—	—	(409)	14,138
Gain on disposition of assets	—	—	(114)	(5)	—	—	(114)	(5)
Income tax expense	6,416	6,924	—	—	—	—	6,416	6,924
Segmented net earnings (loss)	5,310	(5,745)	241	526	(2,584)	(7,064)	2,967	(12,283)

Capital expenditures
Exploration and development	4,579	10,113	4,659	2,636	—	—	9,238	12,749
Corporate	—	—	—	—	54	34	54	34
Total capital expenditures	4,579	10,113	4,659	2,636	54	34	9,292	12,783

12	Q3-2019

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

	Nine Months Ended September 30
	2019	2018	2019	2018	2019	2018	2019	2018
($000s)	Egypt		Canada		Corporate		Total
Revenue
Oil sales	198,378	209,310	10,935	9,356	—	—	209,313	218,666
Natural gas sales	—	—	1,815	1,975	—	—	1,815	1,975
Natural gas liquids sales	—	—	3,600	5,875	—	—	3,600	5,875
Less: royalties	(101,520)	(88,624)	(1,585)	(2,270)	—	—	(103,105)	(90,894)
Petroleum and natural gas sales, net of royalties	96,858	120,686	14,765	14,936	—	—	111,623	135,622
Finance revenue	25	77	—	—	376	322	401	399
Total segmented revenue	96,883	120,763	14,765	14,936	376	322	112,024	136,021

Segmented expenses
Production and operating	30,003	34,344	5,504	5,838	—	—	35,507	40,182
Selling costs	649	1,653	—	—	—	—	649	1,653
General and administrative	4,503	3,659	571	871	7,669	12,153	12,743	16,683
Foreign exchange (gain) loss	—	—	—	—	(122)	195	(122)	195
Finance costs	2,934	—	353	331	24	3,592	3,311	3,923
Depletion, depreciation and amortization	19,953	20,043	5,625	5,800	606	234	26,184	26,077
Asset retirement obligation accretion	—	—	156	205	—	—	156	205
Loss on financial instruments	1,426	28,190	—	296	—	—	1,426	28,486
Impairment loss	7,982	14,138	—	—	—	—	7,982	14,138
Gain on disposition of assets	—	—	(114)	(207)	—	—	(114)	(207)
Income tax expense	20,095	19,728	—	—	—	—	20,095	19,728
Segmented net earnings (loss)	9,338	(992)	2,670	1,802	(7,801)	(15,852)	4,207	(15,042)

Capital expenditures
Exploration and development	20,279	20,063	5,470	3,142	—	—	25,749	23,205
Corporate	—	—	—	—	187	68	187	68
Total capital expenditures	20,279	20,063	5,470	3,142	187	68	25,936	23,273

The carrying amounts of reportable segment assets and liabilities are as follows:

	As at September 30, 2019			As at December 31, 2018
($000s)	Egypt	Canada	Total	Egypt	Canada	Total
Assets
Accounts receivable	22,273	2,089	24,362	9,031	2,525	11,556
Derivative commodity contracts	983	—	983	1,369	—	1,369
Intangible exploration and evaluation assets	28,598	530	29,128	35,735	531	36,266
Property and equipment
Petroleum and natural gas assets	121,859	76,082	197,941	123,043	72,220	195,263
Other assets	2,693	16	2,709	2,222	22	2,244
Other	38,563	3,047	41,610	58,518	1,296	59,814
Deferred taxes	9,714		9,714	4,523	—	4,523
Segmented assets	224,683	81,764	306,447	234,441	76,594	311,035
Non-segmented assets			6,207			7,261
Total assets			312,654			318,296

Liabilities
Accounts payable and accrued liabilities	12,545	5,523	18,068	13,407	8,010	21,417
Long-term debt	34,407	7,319	41,726	44,134	8,221	52,355
Asset retirement obligation	—	13,938	13,938	—	12,113	12,113
Lease obligations	985	324	1,309	—	—	—
Deferred taxes	9,714	—	9,714	4,523	—	4,523
Segmented liabilities	57,651	27,104	84,755	62,064	28,344	90,408
Non-segmented liabilities			6,188			7,597
Total liabilities			90,943			98,005

Q3-2019	13

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

19. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital consisted of the following:

	Three Months Ended		Nine Months Ended
	September 30		September 30
($000s)	2019	2018	2019	2018
Operating activities
(Increase) decrease in current assets
Accounts receivable	1,671	30,558	(12,830)	7,158
Prepaids and other	(1,167)	427	1,043	1,101
Product inventory	(3,354)	(666)	(6,674)	1,371
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	5,380	(791)	(3,783)	(5,793)
Other long-term liabilities	83	1,093	(360)	1,093
Total changes in non-cash working capital	2,613	30,621	(22,604)	4,930

Investing activities
(Increase) decrease in current assets
Prepaids and other	—	3	4	—
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(2,177)	3,226	(2,482)	2,594
Total changes in non-cash working capital	(2,177)	3,229	(2,478)	2,594

Financing activities
Decrease in current liabilities
Other liabilities	—	(3)	(200)	(3)
Total changes in non-cash working capital	—	(3)	(200)	(3)

14	Q3-2019